GOLDCORP INC.

NEWS RELEASE

RECORD QUARTERLY EARNINGS OF $0.20 PER SHARE
A MAGNIFICENT TREASURY
JUST THE START!
(All amounts in this news release are expressed in United States dollars, unless otherwise indicated.)

Toronto, May 1, 2002 – GOLDCORP INC. (GG: NYSE; G: TSE) is pleased to announce record first quarter (ending March 31st, 2002) financial results. The Company generated $0.20 per share and $0.25 per share of earnings and cash flow, respectively. Bullion adjusted earnings and cash flow were respectively $0.23 per share and $0.32 per share.

RED LAKE MINE – MORE GOLD THAN FORECAST

The mine continues to make an outstanding contribution at the start of its second year of commercial operation with first quarter production of 124,883 ounces, 10% higher than forecast, at a cash cost of $65 per ounce sold.

GOLD IS MONEY – GOLDCORP IS GOLD – AND WE DON’T HEDGE!

Goldcorp continues to stress the belief that Gold is Money. As a result, the Company substantially increased its gold bullion holdings during the first quarter by 22,000 ounces from 35,000 ounces to approximately 57,000 ounces or 2.0 tons. Had all of the gold produced during the quarter been sold, earnings and cash flow per share would have been, respectively $0.03 and $0.07 higher than reported, while the cash position would have been more than $6 million higher. This gold bullion is carried on the balance sheet at cost, in accordance with Generally Accepted Accounting Principles (GAAP).

A MAGNIFICENT BALANCE SHEET – NO DEBT

Subsequent to the end of the quarter, on April 30th, 2002 the Company closed a $144 million equity financing. This consisted of 8 million Units at a cost of US$18 per Unit. Each Unit is comprised of one share and one-half share purchase warrant. Each whole warrant grants the holder the right to purchase one common share for a price of US$25 until April 30, 2007. The net proceeds of this financing have raised the Company’s current cash position to more than $225 million. If the market value of the gold bullion is included this amount rises to more than $242 million. This makes Goldcorp’s balance sheet one of the strongest in the gold industry, strengthens its competitive position within the industry and enhances its ability to capitalize on any potential future growth opportunities.

FINANCIAL AND OPERATING RESULTS
FIRST QUARTER ended MARCH 31, 2002

Earnings were $16.2 million, or $0.20 per share, compared with $14.7 million, or $0.18 per share, in the first quarter, 2001. Cash flow from operations was $20.3 million, or $0.25 per share, compared with $28.4 million, or $0.35 per share, in the first quarter of 2001.

Goldcorp Inc. – First Quarter Results	Page 2

Financial Results

	Three months ended March 31
	2002	2001
	(in millions of US dollars, except per share amounts)

Revenues	$38.0	$48.3
Reported earnings	$16.2	$14.7
Per Share: Basic	0.20	0.18
Diluted	0.19	0.18
Operating cash flow	$20.3	$28.4
Per Share: Basic	0.25	0.35
Diluted	0.24	0.34
Bullion adjusted earnings	$18.8	$14.6
Per Share	0.23	0.18
Bullion adjusted cash flow	$26.6	$28.2
Per Share	0.32	0.35
Realized gold price ($/oz)	$291	$266
Actual gold price ($/oz)	291	263

Operating Results

	Three months ended March 31
	2002	2001

Gold Production (oz)
Red Lake Mine	124,883	146,512
Wharf Mine	20,810	26,272

Total	145,693	172,784
Production costs ($/oz)[1]
Red Lake Mine
Cash cost[2]	$65	$54
Non-cash cost	27	34

Total cost	$92	$88
Wharf Mine
Cash cost	$240	$204
Non-cash cost	18	6

Total cost	$258	$210
Average
Cash cost	$96	$77
Non-cash cost	25	30

Total cost	$121	$107

1	production costs are based on ounces of gold sold, which may differ from ounces of gold produced.
2	cash and total costs are calculated in accordance with The Gold Institute standards.

During the quarter, gold production was 145,693 ounces at a cash cost of $96 per ounce sold. This compares with 172,784 ounces at a cash cost of $77 per ounce in the first quarter 2001. The Red Lake Mine produced 124,883 ounces at a cash cost of $65 per ounce sold, compared with 146,512 ounces at a cash cost of $54 per ounce sold in the first quarter 2001. The higher production during the first quarter, 2001 was due to the exceptionally high grade of 2.78 ounces of gold per ton (opt) (or 95.3 grams per tonne (gpt)) which was processed during that period. This was considerably higher than the reserve grade of 2.05 opt (70.3 gpt), while the average grade of 2.06 opt (70.6 gpt) processed at the Mine during the first quarter of 2002 was more in line with the reserve grade.

Goldcorp Inc. – 2002 First Quarter Results	Page 3

The Wharf Mine produced 20,810 ounces at a cash cost of $240 per ounce, compared with 26,272 ounces at a cash cost of $204 per ounce in the first quarter 2001. Production at the Wharf Mine was lower than expected as the new Trojan pit area was still under development. We anticipate that production will improve once the development is complete.

IMPROVING INDUSTRY LEADING MARGINS

During the full year 2001 we realized extremely competitive profit margins, which we have been able to match or improve upon during the first quarter of 2002. For the quarter, our gross operating margin was 64.7%, in line with the full year figure for 2001 (65.8%). However, net profit margins of 42.6% and our return on equity of 39.5% represented an improvement over the respective full year 2001 results of 31.9% and 37.2%.

GROWING CASH AND MARKET VALUE OF GOLD AT $200,000 PER DAY

These outstanding margins supported the rapid growth of the treasury during the quarter. The cash balance increased by $10.6 million, while the market value of the gold bullion increased by $7.4 million for a total of $18.0 million, representing agrowth rate of $200,000 per day! The market value of the gold increased mostly as a result of the 22,000 ounce increase in the size of the inventory, with an additional contribution from a rising gold price which also increased the market value of the pre-existing 35,000 ounce inventory. While the gold inventory is carried on the balance sheet at cost in accordance with Generally Accepted Accounting Principles (GAAP), the market value is representative of the amount we would have obtained (before taxes) had the gold been sold during the quarter. The increase in cash is impressive and is after all capital expenditures and dividend payments.

PAYING A DIVIDEND

During the quarter our first quarterly dividend of $0.05 per share was paid. For the full year 2002, Goldcorp intends to pay a total of $0.20 per share through three additional quarterly dividend payments of $0.05 per share.

RED LAKE MINE

A STRONG START TO THE YEAR – AHEAD OF FORECAST

The Red Lake Mine had an excellent quarter, providing a good start to 2002 with production levels exceeding forecasts by approximately 10%. This performance is impressive in light of the fact that we have modestly reduced our production rate at the Red Lake Mine to facilitate the development work required to accelerate our exploration program. First quarter 2002 production of 124,883 ounces resulted from the processing of 60,282 tons (at an average rate of 670 tons per day) with an average grade of 2.06 opt (70.6 gpt) and a recovery rate of 89.1%.

This production did not include any contribution from gold in concentrate form. Discussions have taken place with over twenty potential custom treatment facilities worldwide. Several proposals have been reviewed and we are close to finalizing an agreement. We have committed to 25,000 ounces of gold production from concentrate during 2002.

Goldcorp Inc. – 2002 First Quarter Results	Page 4

SUPPORTING RESEARCH AND DEVELOPMENT

Exploration is our research and development and is what ensures our future growth. We believe the potential for continued exploration success at the Red Lake Mine is excellent. We are currently conducting the largest exploration program ever undertaken at the Red Lake Mine with a 2002 budget of $12 million. An additional $4 million has been budgeted for exploration within the Red Lake area, but outside the Red Lake Mine. We are exploring four key target areas in the mine: 1) Deep extensions of our High Grade Zone (HGZ); 2) Deep extensions of sulphide mineralization; 3) Possible high grade and sulphide mineralization in the Western Complex Area, approximately 2300 feet (ft) or 701 metres (m) west of the HGZ; and 4) Potential repetitions of Red Lake Mine style mineralization to the east in the Far East Zone. With much of the necessary access now established, we anticipate being able to accelerate our exploration effort and provide results on a regular basis for the remainder of the year.

RECEIVING RECOGNITION – HIGH PROFILE AWARDS

During the quarter the Company was particularly pleased to receive a number of high profile awards. In February, Chairman and CEO, Rob McEwen was nominated for Fast Company’s debut list of “Fast 50” innovators – individuals whose achievements helped change their companies or society.

Also in February, the Company was honoured as the winner of Investor Relation Magazine’s 2002 Canada award for Best Senior Management Communications among large capitalization companies (C$1 to C$10 billion). Goldcorp was also nominated and received honorable mentions in three other categories which were, Best Investment Community Meetings; Best Use of Technology; and Best Investor Relations Web Site.

In March, Chairman and CEO, Rob McEwen was awarded the 2002 Viola R. MacMillan Developers Award by the Prospectors and Developers Association of Canada (PDAC). The PDAC state that this award, named in Viola MacMillan’s honour, is given to a person who has demonstrated leadership in management and financing for the exploration and development of mineral resources.

INCREASING VISIBILITY AND LIQUIDITY

On March 20, 2002, the American Stock Exchange (AMEX) started trading options in Goldcorp. We believe this was another very positive development as it helps increase our market visibility and liquidity which is a definite benefit to our shareholders.

Investors have three ways to participate in Goldcorp’s growth: purchase shares listed on the New York Stock Exchange (NYSE) or Toronto Stock Exchange (TSE); purchase options listed on the American Stock Exchange (AMEX) or Chicago Board of Options Exchange (CBOE); or purchase warrants listed on the Toronto Stock Exchange.

Goldcorp was also added to the Barron’s Gold Mines Index (GMI) during the quarter. The Company has substantially expanded its exposure to several much-watched gold indices and now is also a member of the Toronto Stock Exchange’s Gold and Precious Minerals Index; the FTSE London Gold Mines Index; The Philadelphia Stock Exchange’s Gold Index (XAU); and the American Stock Exchange’s Gold Bugs’ Index (HUI). Membership in these indices is important and makes a definite contribution to increasing the Company’s visibility.

Goldcorp Inc. – First Quarter Results	Page 5

KEY STATISTICS
(in United States dollars)

	Three months ended
	March 31,
	2002	2001

Operating Results
Gold produced (ounces)	145,693	172,784
Gold sold (ounces)	124,000	173,487
Per ounce data
Average actual gold price	$291	$263
Average realized gold price	291	266
Cash cost	96	77
Total cost	121	107

Financial Results (thousands)
Revenue from gold sales	$36,082	$46,358
Total revenues	38,023	48,299
Earnings from operations	19,408	25,534
Reported earnings	16,212	14,702
Operating cash flow	20,321	28,375
Per share data
Earnings for the period
Basic	$0.20	$0.18
Diluted	0.19	0.18
Operating cash flow
Basic	$0.25	$0.35
Diluted	0.24	0.34
Weighted average number of shares for period	82,751	81,661

	As at	As at
	March 31,	Dec. 31,
	2002	2001

Financial Position (thousands)
Cash and short-term investments	$88,726	$78,104
Gold bullion inventory:
Cost	6,449	3,846
Market	17,098	9,694
Working capital	100,645	88,587
Long-term debt	—	—
Shareholders’ equity	170,986	157,552
Gold production sold forward (hedging)	NIL	NIL
Common shares[1]
Outstanding	82,835	82,545
Fully diluted	91,157	89,829

1	Subsequent to the end of the quarter (on 30/04/02), Goldcorp closed a US$144 million equity financing increasing the number of shares outstanding and fully diluted to 90,834,774 and 103,157,203 respectively.

Goldcorp Inc. – First Quarter Results	Page 6

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2002

This interim Management’s Discussion and Analysis (“MD&A”) updates the annual 2001 MD&A in terms of any significant changes in Goldcorp’s business and analyses the results of operations for the three months ended March 31, 2002. All monetary amounts are in US dollars, except where otherwise indicated.

Earnings and Cash Flow

Goldcorp’s earnings for the first quarter of 2002, in accordance with generally accepted accounting principles, were $16.2 million, or $0.20 per share. This compares with earnings of $14.7 million, or $0.18 per share, for the corresponding period last year and $0.15 per share for the fourth quarter of 2001.

Operating cash flow for the quarter was $20.3 million, or $0.25 per share, compared with $28.4 million, or $0.35 per share, during the same period last year and $0.28 per share for the quarter ended December 31, 2001.

Cash Position

Goldcorp’s cash position, which includes liquid short-term investments, increased from $78.1 million at December 31, 2001, to $88.7 million at March 31, 2002. The Company increased its gold bullion inventory to 56,728 ounces from 35,061 ounces at the end of last year. The market value of the gold bullion, based on the London PM Fix on the last business day in March 2002, was $17.1 million.

Financing

On April 11, 2002, Goldcorp announced that it had entered into an agreement with a syndicate of underwriters under which they agreed to purchase 5 million Units, at a price of US$18 per Unit, for gross proceeds of $90 million. Each Unit consists of one common share and one-half of one share purchase warrant. Goldcorp also granted the underwriters an option to purchase up to an additional 3 million Units under the same terms. The option was exercised on April 16, 2002, bringing the total number of Units to 8 million, for gross proceeds of $144 million. One full share purchase warrant entitles the holder to purchase one common share at a price of US$25 for a period of up to five years from the closing date of April 30, 2002.

The proceeds of the offering will enhance the Company’s already strong balance sheet and further augment its competitive position within the gold industry.

Goldcorp Inc. – First Quarter Results	Page 7

Stock Split

On March 21, 2002, shareholders of Goldcorp overwhelmingly approved a special resolution to sub-divide (split) each outstanding common share on a 2 (two) for 1 (one) basis. Management and the Board of Directors believe this decision will increase the trading liquidity of Goldcorp shares, which should lead to enhanced share value.

A labour strike by Ontario provincial government employees has delayed the completion of the share split. Goldcorp will issue a press release once the record date and effective trading dates of the common shares on a subdivided basis is known.

Gold Bullion

Goldcorp believes that gold is equivalent to money. The market for gold is liquid with an established international price. The bullion can readily be converted to cash.

The Company recognizes revenue under generally accepted accounting principles. Revenue is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold, not when the gold is produced.

The Company believes that its performance should also be assessed with gold bullion valued at its net realizable value and the impact on earnings and cash flow calculated as if the bullion was sold. This approach more accurately reflects the results of our production activities and eliminates income fluctuations caused by changes in inventory levels.

Bullion adjusted earnings and bullion adjusted cash flow are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP earnings or operating cash flow. These measures do not have a standardized meaning nor are they necessarily comparable with other companies.

For the first quarter of 2002, had we sold all the bullion that was produced during the quarter, our reported earnings per share would have increased from $0.20 per share to $0.23 per share, while operating cash flow per share would have increased from $0.25 per share to $0.32 per share. The following table reconciles earnings and operating cash flow to bullion adjusted earnings and bullion adjusted cash flow.

	Three months ended
	March 31,
	2002	2001

Earnings	$16,212	$14,702
Unrealized earnings (loss) from the change in gold bullion on hand, net of taxes	2,616	(76)

Bullion adjusted earnings	$18,828	$14,626

Bullion adjusted earnings per share
Basic	$0.23	$0.18

Diluted	$0.22	$0.18

Goldcorp Inc. – First Quarter Results	Page 8

	Three months ended
	March 31,
	2002	2001

Operating cash flow	$20,321	$28,375
Unrealized cash flow (deficiency) from the change in gold bullion on hand, net of taxes	6,317	(205)

Bullion adjusted cash flow	$26,638	$28,170

Bullion adjusted cash flow per share
Basic	$0.32	$0.35

Diluted	$0.31	$0.34

Had all of our gold bullion holdings been sold (56,728 ounces) during the first quarter of 2002, earnings per share would have increased by $0.07 per share, while cash flow per share would have increased by $0.20 per share.

Marketable Securities

Goldcorp invests in the marketable securities of exploration and mining companies. These investments offer opportunities for participating in new properties. The portfolio of marketable securities is carried on the balance sheet at its market value of $11.1 million; this being the lower of cost and market value. The market value was determined on the basis of closing market quotations at March 31, 2001.

OPERATIONS OVERVIEW

Revenues

Consolidated revenues for the first quarter of 2002 were $38.0 million, compared with $48.3 million for the corresponding period in 2001. The average realized price of gold for the quarter at $291 per ounce was 9% higher than the price of $266 per ounce during the same period in 2001.

Total gold sales for the quarter were 124,000 ounces, compared with 173,487 ounces last year. The decrease in volume was due to management’s decision to continue building gold bullion inventory as well as lower production from Red Lake Mine compared with an outstanding quarter of production in the first quarter of 2001 which was the result of exceptionally high grade.

Goldcorp Inc. – 2002 First Quarter Results	Page 9

Red Lake Mine

	Three months ended
	March 31	March 31,	December 31,
	2002	2001	2001

Tons of ore milled	60,282	57,182	64,898
Tons of ore milled per calendar day	670	635	705
Average mill head grade (ounces per ton)	2.06	2.78	2.14
Average recovery rate	89.1%	90.3%	88.2%
Ounces of gold produced	124,883	146,512	113,694
Ounces of gold sold	102,300	146,400	109,550
Operating cost per ounce*
Cash production cost	$65	$54	$60
Non-cash cost	27	34	28

Total operating cost	$92	$88	$88

Production for the first three months of the year was above plan. Gold production of 124,883 ounces for the first quarter resulted from the processing of 60,282 tons at an average grade of 2.06 ounces of gold per ton (opt), or 70.6 grams per tonne (gpt), with a recovery rate of 89.1%. The planned production rate for 2002 has been reduced by approximately 5% from last year’s level to facilitate development work in support of our exploration efforts in the mine.

The first quarter of 2001 represented the first quarter of commercial production following the re-opening of the Red Lake Mine in August of 2000. The grade that was mined in the first three months of 2001 was exceptional. This quarter’s grade was in line with our expectations. The forecast grade for the full year is 2.14 opt (73.1 gpt).

Wharf Mine

	Three months ended
	March 31,	March 31,	December 31,
	2002	2001	2001

Tons of ore mined (000’s)	891	1,063	1,072
Tons of waste removed (000’s)	2,954	1,804	2,241
Ratio of waste to ore	3.32:1	1.70:1	2.09:1
Tons of ore processed (000’s)	987	990	968
Average grade of gold processed (ounces per ton)	0.023	0.034	0.030
Ounces of gold produced	20,810	26,272	24,757
Ounces of gold sold	21,700	27,087	21,497
Operating cost per ounce*
Cash production cost	$231	$188	$196
Royalties and severance taxes	9	16	19

Total cash cost	240	204	215
Non-cash cost	18	6	9

Total operating cost	$258	$210	$224

*	Effective January 1, 2002, Goldcorp adopted the Gold Institute method of presenting operating results on a per-ounce basis. The change has resulted in a decrease in Wharf’s cash cost of approximately $2 per ounce with a corresponding increase in non-cash cost of the same amount. The adjustment is the result of the reclassification of reclamation expense from cash cost to non-cash cost. Wharf’s per ounce operating costs for 2001 have been restated. The change has not had an impact on Red Lake’s reported costs.

Goldcorp Inc. – 2002 First Quarter Results	Page 10

The Wharf Mine produced 20,810 ounces of gold for the first quarter of 2002, 21% lower than last year. A number of operational challenges were dealt with in the first quarter of 2002. The expansion into a new mining area is still in the development stage. The grade of ore was lower and the strip ratio was higher than the ore mined last year. Total cash cost of $240 per ounce is $36 above the cash cost for the corresponding period last year. Wharf’s non-cash cost of $18 per ounce during the first quarter of 2002 was substantially higher than a non-cash cost of $6 per ounce for the first quarter of 2001. The non-cash cost at the Wharf Mine will continue to increase with a forecasted average of $45 per ounce for 2002. The increase is the result of the prestripping required to access the ore in the mine’s remaining pit. The costs related to the prestripping are capitalized and then amoritized over the mine’s remaining ounces.

Reclamation at the adjacent Golden Reward Mine is proceeding on schedule.

Industrial Minerals – Saskatchewan Minerals

	Three months ended
	March 31,
	2002	2001

Operating Data (000’s)
Tons produced	30.7	30.3
Tons sold	25.9	28.9
Financial Data
(in millions of US dollars)
Revenues	$1.9	$1.9
Operating profit	0.5	0.4
Operating cash flow	0.6	0.5

Sales volumes were down from last year due to lower demand from the pulp and paper industry. The impact of the lower volume was largely offset by better sales realizations.

Exploration and Reserve Development

Total exploration and reserve development expenditures for the Company were $2.9 million in the first quarter, compared with $1.3 million in the corresponding period last year. Of the total, $0.4 million was expensed, versus $1.0 million during the corresponding period last year. The efforts in the first quarter were focused on preparations and mobilization of resources as well as on development of access points to reach the targets identified at depth in the Red Lake Mine. The total exploration program for the year is budgeted at $16 million, of which $12 million is allocated for mine site exploration and the remainder for exploration elsewhere in the Red Lake area.

Other Income

For the years 2000 and 2001, the Company has been increasing its provision for decline in value of the marketable securities. The market situation reversed in the first three months of 2002 with the portfolio of marketable securities experiencing a before tax recovery of $4.2 million. There was no effect on cash flow as the shares have not been sold as at March 31, 2002.

Goldcorp Inc. – 2002 First Quarter Results	Page 11

Depreciation, Depletion and Reclamation

Depreciation, depletion and reclamation expense for the first quarter in 2002 was $3.2 million, compared with $5.2 million for the first quarter of 2001. The reduction in expense is largely due to the drop in the number of ounces sold to 124,000 ounces from 173,487 ounces in the first quarter of 2001.

Income Taxes

The Company is subject to income and mining taxes in both Canada and the United States. In the first quarter of 2002, a tax provision of $7.9 million was recorded on earnings before taxes of $24.1 million. During the corresponding period in 2001, a tax provision of $11.1 million was recorded on earnings before taxes of $25.8 million. During 2001, on a cash basis, the Company had sufficient tax deductions to offset its earnings for tax purposes. However, during 2002, it is anticipated that taxes will be payable on the Company’s earnings, with payment to be made in the first quarter of 2003.

Liquidity and Capital Resources

As at March 31, 2002, the Company had no debt and had not hedged or sold forward any of its future gold production. Goldcorp’s cash position increased from $78.1 million at December 31, 2001, to $88.7 million at the end of the first quarter of 2002. In addition, the inventory of gold bullion had a market value of $17.1 million.

Cash flow provided by operating activities totalled $20.3 million for the first quarter, compared with $28.4 million during the corresponding period in 2001. The decrease is partly due to the build up of gold bullion inventory.

During the first quarter of 2002, the Company invested $5.3 million in its mining interests, compared with $3.6 million for the corresponding period last year. At the Red Lake Mine $3.2 million was spent in support of its exploration and mine development effort. At the Wharf Mine, a total of $2.1 million was spent, including $1.8 million on prestripping activities at the Trojan Pit.

The Company’s working capital was $100.6 million, of which $88.7 million was in cash and liquid short-term investments, and included gold bullion inventory value at a cost of $6.4 million. The market value of the gold bullion inventory, as at March 31, 2002, was $17.1 million.

Goldcorp declared its first quarterly dividend payment for 2002 of $0.05 per share. Goldcorp had previously announced its intention to pay $0.20 in total dividends for 2002, through four quarterly dividend payments of $0.05.

Goldcorp’s balance sheet remains strong with the necessary cash reserves to meet its expected operating needs, to finance capital expenditures and to fund exploration activities.

Goldcorp Inc. – 2002 First Quarter Results	Page 12

Outlook for 2002

The outlook for 2002 is in line with what is described in our 2001 MD&A. We anticipate continuing strong operating results in 2002. Earnings and cash flow are budgeted at levels similar to the results for the year 2001.

At the Red Lake Mine, we are projecting production of 475,000 ounces of gold at a cash cost of less than $70 per ounce and a total cost of under $100 per ounce. This includes 25,000 ounces of gold to be produced from stockpiled concentrate inventory in the second half of the year. Average mill head grade is projected to be 2.14 opt (73.1 gpt) with an average recovery rate of 88.6%. The production forecast is based on milling 650 tons per day.

The Wharf Mine is expected to recover from the first quarter shortfall and is still planning on producing 95,000 ounces in 2002.

For 2002, we are forecasting consolidated production of 570,000 ounces of gold at a cash cost of less than $100 per ounce.

We operate our business to prosper in even the lowest gold price environments. However, we remain optimistic about the long-term prospects for the price of gold. We remain completely unhedged and debt free and, therefore, would generate stronger cash flow and earnings in a rising gold price environment.

Upon closing of the recent common stock offering, Goldcorp has in excess of $225 million in cash and $17 million in gold bullion in its treasury. The proceeds are intended for the further development and exploration of the Red Lake Mine and elsewhere in the Red Lake district, for possible acquisitions and otherwise for general corporate purposes. Pending such application of the funds, Goldcorp will invest in short-term marketable securities, other investment grade securities or gold bullion.

The Goldcorp balance sheet will remain strong and poised to take advantage of future growth opportunities.

Goldcorp Inc. – 2002 First Quarter Results	Page 13

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading “Risk Factors” and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Financial Information

Attached are Goldcorp’s, unaudited Consolidated Financial Statements for the three months ended March 31, 2002.

Goldcorp

Goldcorp is a North American based gold producer. By market capitalization, we are in the top ten of gold producers globally. Gold production comes from our high-grade mine in Red Lake, Northwestern Ontario, Canada and our Wharf Mine in the historic Lead Mining area in the Black Hills of South Dakota, USA. In addition we own an industrial minerals operation in Saskatchewan, Canada. All of our operations are 100% owned. Goldcorp is listed on the Toronto and New York Stock Exchanges under the trading symbols of G and GG respectively.

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 email: cbradbrook@goldcorp.com	Goldcorp Inc. 145 King St. West, Suite 2700 Toronto, Ontario Canada M5H 1J8

General enquiries: (800) 813-1412 (Canada and United States)	email: info@goldcorp.com website: www.goldcorp.com

Goldcorp Inc. – 2002 First Quarter Results	Page 14

Goldcorp Inc.
Consolidated Balance Sheets
(in thousands of United States dollars)

	As at	As at
	March 31,	December 31,
	2002	2001

	(unaudited)
Assets
Current assets
Cash and short-term investments	$88,726	$78,104
Gold bullion inventory (market value: $17,098; 2001: $9,694)	6,449	3,846
Accounts receivable	2,455	2,963
Marketable securities	11,096	5,942
Inventories	11,776	11,588
Future income taxes	–	898
Prepaid expenses	959	1,071

	121,461	104,412
Mining interests, net	118,650	117,971
Deposits for reclamation costs	4,448	2,764
Other assets	1,281	1,258

	$245,840	$226,405

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$12,483	$12,747
Taxes payable	8,333	3,078

	20,816	15,825

Provision for reclamation costs	18,218	18,270

Future income taxes	35,820	34,758

Shareholders’ equity
Capital stock (note 4)	206,741	205,298
Note receivable for capital stock	(2,413)	(2,413)
Cumulative translation adjustment	(15,119)	(15,010)
Deficit	(18,223)	(30,323)

	170,986	157,552

	$245,840	$226,405

Subsequent events (note 4)

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2002 First Quarter Results	Page 15

Goldcorp Inc.
Consolidated Statements of Operations (unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended
	March 31,
	2002	2001

Revenues
Gold bullion	$36,082	$46,358
Industrial minerals	1,941	1,941

	38,023	48,299

Expenses
Operating	13,423	15,223
Corporate administration	1,576	1,341
Depreciation, depletion and reclamation	3,226	5,246
Exploration	390	955

	18,615	22,765

Earnings from operations	19,408	25,534

Other income (expense)
Interest and other income	517	742
Gain on marketable securities	32	276
Decrease (increase) in provision for decline in value of marketable securities	4,160	(732)

	4,709	286

Earnings before taxes	24,117	25,820
Income and mining taxes	7,905	11,118

Earnings for the period	$16,212	$14,702

Earnings per share
Basic	$0.20	$0.18

Diluted	$0.19	$0.18

Weighted average number of shares outstanding (000’s)	82,751	81,661

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2002 First Quarter Results	Page 16

Goldcorp Inc.
Consolidated Statements of Deficit (unaudited)
(in thousands of United States dollars)

	Three months ended
	March 31,
	2002	2001

Deficit at beginning of period	$(30,323)	$(66,859)
Dividends paid to common shareholders	(4,139)	(4,086)
Interest on note receivable for capital stock	27	46
Earnings for the period	16,212	14,702

Deficit at end of period	$(18,223)	$(56,197)

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2002 First Quarter Results	Page 17

Goldcorp Inc.
Consolidated Statements of Cash Flows (unaudited)
(in thousands of United States dollars)

	Three months ended
	March 31,
	2002	2001

Cash provided by (used in)
Operating activities
Earnings for the period	$16,212	$14,702
Items not affecting cash
Depreciation, depletion and reclamation	3,226	5,246
Gain on marketable securities	(32)	(276)
Increase (decrease) in provision for decline in value of marketable securities	(4,160)	732
Future income taxes	1,989	10,685
Other	(142)	(52)
Change in non-cash operating working capital	3,228	(2,662)

Net cash provided by operating activities	20,321	28,375

Investing activities
Mining interests	(5,342)	(3,593)
Proceeds from sale of marketable securities	53	581
Increase in deposits for reclamation deposits	(1,684)	–

Net cash used in investing activities	(6,973)	(3,012)

Financing activities
Issue of capital stock	1,443	655
Dividends paid to common shareholders	(4,139)	(4,086)

Net cash used in financing activities	(2,696)	(3,431)

Effect of exchange rate changes on cash	(30)	(950)

Increase in cash and short-term investments	10,622	20,982
Cash and short-term investments at beginning of period	78,104	17,175

Cash and short-term investments at end of period	$88,726	$38,157

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. – 2002 First Quarter Results	Page 18

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

1.	General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2001.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Changes in Accounting Policies

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. Accordingly, the fair value of the 1,331,000 options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 38%; and a weighted average expected life of the options of 2 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years.

Goldcorp Inc. – 2002 First Quarter Results	Page 19

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The following is the Company’s pro forma earnings with the fair value method applied to all options issued during the period:

Three months ended
March 31, 2002

Earnings for the period	$16,212
Compensation expense related to fair value of stock options	(236)

Pro forma earnings for the period	$15,976

Pro forma earnings per share:
Basic	$0.19

Diluted	$0.19

3.	Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

	Three months ended
	March 31,
	2002	2001

Gold
Revenues:
Canada	$29,716	$39,036
United States	6,366	7,322

	36,082	46,358
Depreciation, depletion and reclamation	3,170	5,185
Operating income before taxes	20,356	26,299
Expenditures for mining interests	5,305	3,593

Goldcorp Inc. – 2002 First Quarter Results	Page 20

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

	Three months ended
	March 31,
	2002	2001

Industrial Minerals
Revenues:
Canada	$1,025	$1,140
United States	916	801

	1,941	1,941
Depreciation, depletion and reclamation	56	61
Operating income before taxes	427	368
Expenditures for mining interests	37	–
Total
Revenues:
Canada	$30,741	$40,176
United States	7,282	8,123

	38,023	48,299
Depreciation, depletion and reclamation	3,226	5,246
Operating income before taxes	20,783	26,667
Expenditures for mining interests	5,342	3,593

Reconciliation of earnings before taxes

	Three months ended
	March 31,
	2002	2001

Operating income from reportable segments before taxes	$20,783	$26,667
Gain (loss) on marketable securities	32	276
Decrease (increase) in provision for decline in value of marketable securities	4,160	(732)
Interest and other income	522	748
Corporate expenses and other	(1,380)	(1,139)

Earnings before taxes	$24,117	$25,820

Goldcorp Inc. – 2002 First Quarter Results	Page 21

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

4.	Capital Stock

At March 31, 2002, the Company had 82,834,774 common shares outstanding. If all outstanding options and warrants had been exercised a total of 91,157,203 common shares would have been outstanding.

On March 21, 2002, the Company’s shareholders approved a two-for-one split of the Company’s common shares. However, a labour strike by Ontario provincial government employees has delayed the completion of the share split.

On April 23, 2002, the Company filed a final prospectus for the issuance of 8,000,000 common shares and 4,000,000 share purchase warrants for net proceeds after costs of issue of $137,740,000.

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